UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2021

ANCHIANO THERAPEUTICS LTD.

(Exact name of registrant as specified in its charter)

State of Israel	001-38807	81-3676773
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Kendall Square, Building 1400E, Suite 14-105 Cambridge, MA	02139
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (857) 259-4622

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five ordinary shares, no par value per share	ANCN	Nasdaq Capital Market
Ordinary shares, no par value per share	N/A	Nasdaq Capital Market*

* Not for trading; only in connection with the registration of American Depositary Shares.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01. Other Events.

Supplemental Disclosures

As previously disclosed, on December 14, 2020, Anchiano Therapeutics Ltd. (“Anchiano” or the “Company”), CMB Acquisition Ltd., an Israeli limited company and wholly-owned subsidiary of Anchiano (“Merger Sub”), and Chemomab Ltd., an Israeli limited company (“Chemomab”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, including approval of the transaction by Anchiano’s shareholders and Chemomab’s shareholders, Merger Sub will be merged with and into Chemomab (the “Merger”), with Chemomab surviving the Merger as a wholly-owned subsidiary of Anchiano. On February 12, 2021, Anchiano filed a proxy statement/prospectus (the “Proxy Statement”), as such may be supplemented from time to time, with the Securities and Exchange Commission (the “SEC”) with respect to the special meeting of Anchiano’s shareholders scheduled to be held on March 15, 2021 (the “Anchiano Special Meeting”).

Explanatory Note

Following the announcement of the proposed Merger and as of the filing of these Supplemental Disclosures, five separate complaints were filed by putative shareholders of the Company challenging the proposed Merger. Two complaints were filed in the United States District Court for the Southern District of New York (Bispo v. Anchiano Therapeutics Ltd., et al., No. 1:21-cv-00964-JSR (“Bispo Action”) and Jace v. Anchiano Therapeutics Ltd., et al., No. 1:21-cv-01114-JSR (“Jace Action”)). One complaint was filed in the United States District Court for the Eastern District of New York (Daly v. Anchiano Therapeutics Ltd., et al., No. 1:21-cv-00621 (“Daly Action”)). The remaining two complaints were filed in United States District Court for the District of Delaware (Ciccotelli v. Anchiano Therapeutics Ltd., et al., No. 1:21-cv-00153-RGA (“Ciccotelli Action”) and Wilhelm v. Anchiano Therapeutics Ltd., et al., No. 1:21-cv-00226 (“Wilhelm Action”)). All five actions assert violations of Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 promulgated thereunder against Anchiano and each member of the Anchiano board, and violations of Section 20(a) of the Exchange Act against the individual defendants. The Ciccotelli Action also asserts violations of Section 20(a) of the Exchange Act against Chemomab. Additionally, the Bispo Action asserts a breach of fiduciary duty claim against the individual defendants. In general, the complaints each allege that the Registration Statement on Form S-4 filed with the SEC by Anchiano on January 13, 2021, omitted or misrepresented material information regarding the Merger. The complaints seek, among other things, injunctive relief, damages, and an award of plaintiff's costs, including attorneys’ fees and expenses. We intend to defend these actions vigorously.

While the Company believes that the disclosures set forth in the Proxy Statement comply fully with all applicable law and denies the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its shareholders, the Company has determined voluntarily to supplement certain disclosures in the Proxy Statement related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the complaints described above that any additional disclosure was or is required or material.

All page references used herein refer to pages in the Proxy Statement before any additions or deletions resulting from the Supplemental Disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined and bolded text shows text being added to a referenced disclosure in the Proxy Statement. Except as specifically noted herein, the information set forth in the Proxy Statement remains unchanged.

Supplemental Disclosures to Proxy Statement

The sixth full paragraph on page 90 of the Proxy Statement, under the heading “History of Strategic Alternatives Discussions and Significant Corporate Events for Anchiano,” is hereby amended and supplemented as follows (new language bolded and underlined):

On July 6, 2020, the Board and representatives of Oppenheimer met via videoconference and discussed the status of their discussions with potential merger partners. The Board authorized Cooley, US legal advisors to the Company, to negotiate and sign confidential disclosure agreements on behalf of Anchiano with potential strategic transaction partners. The confidentiality agreements did not contain a standstill provision, and therefore, did not contain a “don’t ask, don’t waive” provision.

The last full paragraph on page 94 of the Proxy Statement, under the heading “History of Strategic Alternatives Discussions and Significant Corporate Events for Anchiano,” is hereby amended and supplemented as follows (new language bolded and underlined):

On December 14, 2020, Anchiano’s Board of Directors held a meeting in which the Company’s legal counsel and representatives of Oppenheimer were present. At the meeting, Anchiano’s counsel presented a detailed summary of the key provisions of the transaction documents and reviewed the fiduciary duties of directors in connection with the proposed transaction. At this meeting representatives of Oppenheimer discussed their financial analysis of the proposed Exchange Ratio, and then delivered to Anchiano’s board its opinion, to the effect that and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its opinion, as of that date, the proposed Exchange Ratio in the Merger was fair, from a financial point of view, to Anchiano. Anchiano’s Board engaged in discussions related to Chemomab, its business and the terms of the proposed Merger. After discussion, the Board unanimously determined that it was advisable and fair to, and in the best interests of Anchiano and Anchiano’s shareholders, for Anchiano to enter into the Merger Agreement, and, accordingly, the Board approved the Merger Agreement and the transactions contemplated thereby. In connection with the Board’s approval of the Merger Agreement, it designated Mr. Cohen to serve as the continuing director of the combined company following the proposed Merger.

The section entitled “History of Strategic Alternatives Discussions and Significant Corporate Events for Anchiano” is hereby amended and supplemented by adding the following paragraph to the end of such section, immediately following the last full paragraph on page 94 (new language bolded and underlined):

On March 9, 2021, Anchiano also engaged Oppenheimer as its placement agent.

The table underneath the second full paragraph on page 104 of the Proxy Statement, under the heading “Selected Public Companies Analyses,” is hereby amended and supplemented as follows (new text bolded and underlined):

Company	Total Enterprise Value ($ in millions)
Translate Bio, Inc.	$1,190.7
NGM Biopharmaceuticals, Inc.	$1,518.4
Akero Therapeutics, Inc.	$691.1
Pliant Therapeutics, Inc.	$651.2
89bio, Inc.	$289.9
Viking Therapeutics, Inc.	$203.6
Altimmune, Inc.	$187.0
Immunic, Inc.	$241.4
Galecto, Inc.	$182.2
Metacrine, Inc.	$157.9
iBio, Inc.	$138.3
Axcella Health Inc.	$114.3
Eloxx Pharmaceuticals, Inc.	$99.8
Galmed Pharmaceuticals Ltd.	$15.4
CohBar, Inc.	$53.8

The table underneath the second full paragraph on page 105 of the Proxy Statement, under the heading “Selected Transactions Analysis,” is hereby amended and supplemented as follows (new text bolded and underlined):

Selected Transactions Analysis

Date announced	Acquirer	Target	Total Enterprise Value ($ in millions)
Apr-20	Horizon Therapeutics plc	Curzion Pharmaceuticals, Inc.	$45.0
Jul-19	Altimmune, Inc.	Spitfire Pharma, Inc.	$5.0	*
Apr-19	Novartis AG	IFM Therapeutics	$310.0
Aug-16	Allergan plc	Akarna Therapeutics Ltd.	$50.0
Jun-16	Merck & Co., Inc.	Afferent Pharmaceuticals	$500.0
Apr-16	Gilead Sciences, Inc.	Nimbus Apollo, Inc.	$400.0
Oct-15	Roche	Adheron Therapeutics	$105.0
May-14	Shire plc	Lumena Pharmaceuticals	$300.3

Note: Enterprise values include only upfront payments. * Excluded from median calculation as an outlier.

The first full paragraph on page105 of the Proxy Statement, under the heading “Discounted Cash Flow Analysis,” is hereby amended and supplemented as follows (new language bolded and underlined):

Discounted Cash Flow Analysis

Oppenheimer conducted a discounted cash flow analysis, which is designed to imply a potential current value of Chemomab by calculating the estimated present value of the standalone after-tax free cash flows that Chemomab management forecasted to be generated during the calendar years ending December 31, 2021 through the calendar year ending December 31, 2035. Oppenheimer calculated terminal values for Chemomab by applying a range of declining perpetuity growth rates of 5.0% to 7.0%, which range was selected based on Oppenheimer’s professional judgment and experience, to calendar year 2035 unlevered free cash flow as set forth in the Projections in order to derive a range of terminal values for Chemomab of $158.5 million to $266.3 million. The cash flow and terminal values were then discounted to present value using discount rates ranging from 10.0% to 12.0%, which were based on an estimated weighted average cost of capital for Chemomab. After adding Chemomab’s estimated FY2020 ending cash balance of $11.6 million (based on internal estimates provided by Chemomab management, as directed to be used by us), Oppenheimer derived an approximate implied equity value of Chemomab of $538.3 million to $726.4 million.

Forward Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the structure, timing and completion of the proposed Merger. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance.

Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company or the combined company could differ materially from those described in or implied by the statements in this report, including: the risk related to the Company’s ability to complete the Merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the Merger agreement and risks and uncertainties related to the failure to timely or at all obtain shareholder approval for the transaction; the execution of definitive agreements with certain existing Chemomab shareholders including risks and uncertainties related to the satisfaction of the closing conditions related to the financing; risks related to the combined company’s ability to correctly manage its operating expenses and its expenses; risks related to the market price of the Company’s ADSs relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger transaction; combined company’s plans to develop and commercialize its product candidates, including CM-101 and RAS; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all. In addition, there can be no assurance that the Company will be able to complete the transactions contemplated by the Merger agreement or related transactions. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the SEC, including in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 17, 2020 as updated by its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, filed with the SEC on May 7, 2020, August 14, 2020 and November 16, 2020, respectively, and its other subsequent filings with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information and Where You Can Find It

In connection with the proposed transactions between the Company and Chemomab, the Company filed a registration statement containing a proxy statement and prospectus with the SEC. This communication is not a substitute for the proxy statement or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the proxy statement will be available free of charge on the Company’s website at https://www.anchiano.com/, by contacting the Company’s Investor Relations at info@anchiano.com or by phone at 857-259-4622 or by mail at Investor Relations, Anchiano Therapeutics Ltd., One Kendall Square, Building 1400E, Suite 14-105, Cambridge, MA 02139.

Participants in Solicitation

The Company, Chemomab and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s ordinary shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s Proxy Statement for its 2020 Annual meeting, which was filed with the SEC on April 6, 2020. Other information regarding the interests of such individuals, as well as information regarding Chemomab’s directors and executive officers and other persons who may be deemed participants in the proposed transaction are included in the proxy statement and prospectus referred to above. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This report will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANCHIANO THERAPEUTICS LTD.

Date: March 9, 2021	By:	/s/ Neil Cohen
Name: Neil Cohen
Title: Interim Chief Executive Officer